September 10, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ivan Girswold
Maryse Mills-Apenteng

Re:	Bitcoin Shop, Inc.
Registration Statement on Form S-1
Filed June 26, 2015
File No. 333-205277

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated July 23, 2015 (the “Comment Letter”) relating to the above referenced registration statement (the “Registration Statement”). BTCS Inc., formerly Bitcoin Shop, Inc. (the “Company”), is simultaneously filing Amendment No.1 to the Registration Statement (the “Amendment”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.	You appear to be a shell company, as defined in Rule 405. In particular, we note that you appear to have nominal operations and nominal assets. Please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also describe the potential impact on your ability to attract additional capital. Alternatively, provide us with a detailed analysis addressing why the individual factors set forth in the definition of the term shell company are not applicable to you.

Response:

Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) defines a shell company as “a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has: (1) no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.” The Company is not considered a “shell” company under this definition as our business plan is well formed and our operations and assets exceed the classification as “nominal”.

1901 N Moore St. | Suite 700 | Arlington, VA 22209 | (248) 764-1084

Although the “asset” component of the definition of Shell contained in Rule 405 is one prong of this analysis, the first essential element of the definition seeks to assess “activity” levels of registrants. Without being an inactive company, the asset tests do not appear to be relevant in the determination of Shell status under Rule 405. By way of analogy, the importance of activity is identified specifically in components of Rule 144, when referencing the Shell definition. Rule 144 (i)(1) excludes companies from the definition of Shell company that are development stage companies pursuing an actual business, a business combination shell company (as defined in Rule 405) or an asset-backed issuer. These provisions provide special guidance and provide additional factors required when considering the Shell status of an issuer that is operating but may not have significant assets reported on its financial statements to satisfy the second tier inquiry. We nonetheless provide below an explanation of why the Company does not meet the “inactivity” element of the Shell definition, and further explain why even if it did, it has significant assets.

The Company’s Operations

As explained in our Registration Statement, our principal business is conducted through our wholly-owned subsidiaries, BitcoinShop.us, LLC (“BitcoinShop”) and BTCS Digital Manufacturing (“BTCS Digital”). As further described in our Registration Statement, we have been actively involved in developing and continue to expand various areas of business: (i) a beta ecommerce marketplace which accepts a variety of digital currencies and continues to be enhanced by adding new functions designed to add value to the customer experience; (ii) a beta storage solution designed to securely store digital currency; (iii) a transaction verification services business capable of generating bitcoins (i.e. bitcoin mining); (iv) a new focus on integrating our blockchain technologies and capabilities into other uses outside of bitcoin mining.

BitcoinShop has, since July 28, 2013, and the Company at a consolidated level has, since February 5, 2014, been engaged in various digital currency platforms. As noted in the Registration Statement, we host and maintain a web ecommerce marketplace that offers over 250,000 products, for which customers have an option to pay using digital currencies. Since its inception, BitcoinShop has strove to enhance its ecommerce marketplace with value added services. For example, in early 2014, we redesigned the ecommerce marketplace and added our “Intelligent Shopping Engine” functionality, which allows customers to find completive prices on products from over 250 retailers.

Furthermore, we have a history of expanding on our existing technologies, know-how and capabilities to develop additional sources of growth and/or revenue. For example, through our wholly owned subsidiary BTCS Digital, we added a transaction verification business with the capacity to mine bitcoins and to apply our technologies to providing secure verification services. Recently, we purchased 100 digital currency mining servers for a purchase price of $223,500 and used digital currency mining servers for $14,480, which servers were put into service in an 83,000 square foot facility we recently leased. In fact, as disclosed in the Amendment, we generated $175,753 in revenues during the six month period ended June 30, 2015 from our transaction verification business.

The Company Has More than Nominal Assets

Although we continue to believe that based solely on the fact that the Company has consistently had material operations and has added to those operations it does not meet the Shell definition in Rule 405, set forth below is a description of our more than “nominal” assets. As of June 30, 2015, we had an aggregate of $2,006,211 of non-financial and non-cash assets consisting of websites, equipment and a 6.6% investment interest in Spondoolies Tech Ltd., a transaction verification server manufacturer. Notably, our equipment has been and continues to yield revenues. In addition, we anticipate that we will be able to leverage the capabilities of our servers to increase our revenues.

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As set forth in the Amendment and our recently filed Form 10-Q for the period ended June 30, 2015, our assets include:

●	$303,240 – Cash

●	$46,100 – Digital Currencies

●	$54,577 – Prepaid Expense and Other Current Assets

●	$497,558 – Property and Equipment

●	$1,500,000 – Investment (approximately 6.6% of Spondoolies Tech Ltd.)

●	$8,653 – Websites

●	$61,515 – Deposits

2.	We note that you are registering the offer and resale of 42,106,460 shares of common stock previously issued or to be issued upon conversion of outstanding warrants. Non-affiliates of the company appear to hold 75,526,419 shares of your common stock. Based on the number of shares being registered relative to the number of shares of common stock held by non-affiliates, it appears that the purported secondary offering by these persons may be a primary offering under Rule 415(a)(1)(x) of the Securities Act and that they are distributing the securities on the company’s behalf. As such, please revise to identify these persons as underwriters in the prospectus. In addition, since you are not eligible to rely on Rule 415(a)(1)(x) of Regulation C, the offering by the underwriters must be conducted at a fixed price for the duration of the offering. See Rule 415(a)(4). Please revise accordingly. Alternatively, provide a detailed analysis as to why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant. Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website.

Response:

As noted in the Compliance and Disclosure Interpretation 612.09 reference by the Staff, determining whether an offering is a secondary one, as opposed to an offering on behalf of the issuer, is a factual analysis with various considerations. Such factual considerations, as highlighted in the Compliance and Disclosure Interpretation 612.09, are: (i) how long the selling shareholders have held the shares; (ii) the circumstances under which they received them; (iii) their relationship to the issuer; (iv) the amount of shares involved; (v) whether they are in the business of underwriting securities; and (vi) whether under all circumstances it appears that they are acting as conduits for the issuer.

Although the specific factors referenced in CDI 612.09 are set forth in the tables provided below in response to the Staff’s specific comments, the Company would like to advise the Staff of the following:

●	Since the commencement of the fund raising activities, the Company is currently unaware of any selling shareholder who has used a registration statement to sell our securities. As such, there is no evidence that the Company has in the past utilized the registration process under Rule 415(a)(1) to indirectly offer its securities to the public.

●	A majority of the securities issued to the selling shareholders were issued over six months ago, making most of the securities available for resale pursuant to Rule 144; provided that the warrants held by the selling shareholders are exercised on a cashless basis. The Company is filing a registration statement to register the resale of the shares to fulfill a contractual obligation, even though it is unlikely that many of the shareholders will ever need to use the Company’s registration statement to sell their shares. As CDI 612.09 gives consideration to the length of time the Company’s securities have been owned, the Company believes the foregoing demonstrates that a majority of the holders in the registration statement should not be viewed as “underwriters” under the Securities Act.

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The following chart provides relevant information about each selling shareholder, the securities they seek to resell and their relationship to the Company:

Selling Shareholder	Date and Manner of Acquisition	Relationship with Company	Consideration Paid	In the Business of Underwriting

Alpha Capital Anstalt	-April 20, 2015 (“April Units”) - October 3, 2014 - Private Purchase*	Shareholder	- $250k for 833,334 April Units, and - $18.6k for 620,908 common shares	No
Andrew Zimmitti	-April 20, 2015 (“April Units”)	Shareholder	- $10k for 33,334 April Units	No
Charles Arlen Kiser Jr	-April 20, 2015 (“April Units”)	Former officer	- $2.5k for 8,334 April Units	No
Darwin Ret LLC	-April 20, 2015 (“April Units”)	Shareholder	- $50k for 166,667 April Units	No
DLS Investments, LLC	-April 20, 2015 (“April Units”)	Shareholder	- $250k for 833,334 April Units	No
GRQ Consultants Inc Roth 401k FBO Barry Honig	-April 20, 2015 (“April Units”)	Shareholder	- $125k for 416,667 April Units	No
Kristopher D. Brown	-April 20, 2015 (“April Units”)	Shareholder	- $5k for 16,667 April Units	No
Lincoln Park Capital Fund, LLC	-April 20, 2015 (“April Units”)	Shareholder	- $105k for 350,000 April Units	No
Mike H. Ference	-April 20, 2015 (“April Units”)	Shareholder	- $50k for 166,667 April Units	No
Richard Molinsky	-April 20, 2015 (“April Units”)	Shareholder	- $25k for 83,334 April Units	No
R-Squared Partners, LLC	-April 20, 2015 (“April Units”)	Shareholder	- $50k for 166,667 April Units	No
WillowDale Investments, LLC	-April 20, 2015 (“April Units”)	Shareholder	- $1 m for 3,333,334 April Units	No
Zheng Zhi Zui	-April 20, 2015 (“April Units”)	Shareholder	- $50k for 166,667 April Units	No
Carol Van Cleef	-April 20, 2015 (“April Units”) - April 20, 2015 (“Adv. Shares”)	Shareholder - Advisor	- $50k for 166,667 April Units, and - $6k for 46,524 Adv. Shares	No
James G. Van Cleef	-April 20, 2015 (“April Units”)	Shareholder	- $12.5k for 41,667 April Units	No
Patricia A. Kelly	-April 20, 2015 (“April Units”)	Shareholder	- $12.5k for 41,667 April Units	No
Cynthia Jones	February 20, 2015	Shareholder	- $14.48k for equipment purchase	No
Sandor Capital Master Fund	- October 3, 2014 - Private Purchase*	Shareholder	- $36k for 1,200,000 common shares	No
Cavalary Fund I LP	- October 3, 2014 - Private Purchase*	Shareholder	- $10k for 300,000 common shares	No
Hudson Bay Master Fund Ltd	-January 19, 2015 (“Jan Units”) -April 20, 2015 (“April Units”)	Shareholder	- $100k for 1,000,000 Jan Units, and - $200k for 666,667 April Units	No
Michal Handerhan	-January 19, 2015 (“Jan Units”) -April 20, 2015 (“April Units”) - February 6, 2015 Share Exchange	Officer / Director	- $5k for 50,000 Jan Units, - $20k for 66,667 April Units, and - ~$274 for 1,383,333 common shares	No
ATG Capital LLC	-January 19, 2015 (“Jan Units”) -April 20, 2015 (“April Units”)	Shareholder	- $25k for 83,334 Jan Units, and - $25k for 250,000 April Units	No
Charles W. Allen	-January 19, 2015 (“Jan Units”) -April 20, 2015 (“April Units”) - February 6, 2014 - Share Exchange	Officer / Director	- $5k for 50,000 Jan Units, - $20k for 66,667 April Units, and - $353 for 1,783,333 common shares	No
Deane A. Gilliam	-January 19, 2015 (“Jan Units”)	Shareholder	- $250k for 2,500,000 Jan Units	No
Jane S. Vanderpoel	-January 19, 2015 (“Jan Units”)	Shareholder	- $23k for 230,000 Jan Units	No
Peter P. Kelly	-January 19, 2015 (“Jan Units”)	Shareholder	- $20k for 200,000 Jan Units	No
Timothy Andrew Sidie	-January 19, 2015 (“Jan Units”) - February 6, 2014 - Share Exchange	Former officer	- $5k for 50,000 Jan Units, and - ~$198 for 1,000,000 common shares	No
Chord Advisors, LLC	- February 19, 2015 - Private Purchase*
- March 5, 2015 - Conversion of Payables
- April 22, 2015 - Conversion of Payables
- April 24, 2015 - Conversion of Payables
- May 4, 2015 - Conversion of Payables	Shareholder - Consultant	- $30 for 30,000 common shares
- $85,000 AP converted to 326,923 common shares
- $25,730 AP converted to 83,000 common shares
- $10,000 AP converted to 32,258 common shares
			- $5,000 AP converted to 16,129 common shares	No
Sichenzia Ross Friedman Ference LLP	- February 18, 2015 - Private Purchase* - February 18, 2015 - Conversion of Payables	Shareholder - Consultant	- $615 for 123,077 common shares - $40,000 AP converted to 153,846 common shares	No
Kyle Douglas Cline	- February 25, 2015 - Private Purchase*	Shareholder - Consultant	- $660 for 550,000 common shares	No
RedChip Companies Inc.	June 16, 2015	Shareholder - Consultant	-NA warrants issues for IR services	No
Alliance Funds LLC	- February 18, 2015 - Private Purchase* - February 18, 2015 - Conversion of Payables	Shareholder - Consultant	- $135 for 27,010 common shares - $18,694 AP converted to 71,900 common shares	No

*All shares issued in Private Purchases were originally issued by the company on February 6, 2014 as part of the Share Exchange

3.	We note your disclosure in Note 4 to your financial statements that “[t]he Company redirected its focus from its e-commerce marketplace efforts to its transaction verification services business during the third quarter and fourth quarter in 2014.” Please review and revise your filing to ensure that this strategic decision and its resulting implications for your business are fully and clearly described throughout your filing, including, but not limited to the summary and business discussions as well as MD&A.

Response:

Our summary and business discussions, as well as our MD&A section, was updated in the Amendment to reflect the change in focus. We note, to provide clarity, that we have not abandoned our e-commerce marketplace but have concentrated our focus on our transaction verification related businesses and investments in order to take advantage of our belief in the higher growth prospects in this business segment.

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4.	With respect to every third-party statement in your prospectus, such as the statistics provided by Bitcoin Foundation and Blockchain.info, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Lastly, please tell us whether any of the reports were prepared for you.

Response:

We have provided relevant citations where such statistical information remains. However, many such references were removed from the Registration Statement.

5.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Response:

We have supplementally (as correspondence on EDGAR simultaneously herewith) provided such graphical materials. However, many of such graphical material were removed from the Registration Statement. Furthermore, to the extent we include any additional graphical materials or artwork in subsequent version of the prospectus, we will supplementally provide those to the Staff.

Facing Page

Calculation of Registration Fee

6.	We note reference to price adjustment and anti-dilution features in your descriptions of recent warrant grants. To the extent that the common shares being registered underlie warrants that have adjustment features where the exercise price adjusts if the company sells shares at a price lower than the warrant exercise price, please confirm to us your understanding that additional issuances pursuant to such warrant agreements would not be covered by Rule 416(a) and will require a separate registration statement and fee.

Response:

We confirm our understanding that additional issuances would not be covered and will require a separate registration statement and fee.

Cover Page

7.	Please revise to disclose that this offering constitutes you initial public offering and clarify that you are registering the sale of common stock issued to the selling security holders as well as common stock underlying outstanding warrants exercisable at varying prices. In addition, to comply with Rule 421(d), please eliminate the multiple parenthetical phrases from the cover page. Refer to Item 502 of Regulation S-K.

Response:

For the reasons provided in our response to Comment #2 above, we do not believe that this resale offering constitutes our initial public offering. We have, however, removed the parenthetical phrases on the cover page.

Prospectus Summary

Our Business, page 4

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8.	Please expand your disclosure here or elsewhere in the summary to briefly discuss your history of net losses for the periods presented.

Response:

We expanded our disclosure to discuss our history of net losses in the Amendment.

Transaction Verification Service Business, page 4

9.	You prominently present data on the technical capacity of your facilities, and state that your new facility is anticipated to handle over 10 megawatts (mw) of power and can potentially house up to 40,000 TH/s of mining servers. Yet you do not provide context for this information that would allow investors to compare this data with that of your competitors or with any industry standard. Please revise to provide context to this disclosure or relocate such disclosure to portions of your document where you discuss the technical requirements of your business.

Response:

We condensed our disclosure to provide context on the current capabilities of the facilities.

10.	You state that your marketplace offers 250,000 “curated” products. Please clarify here and in Business the process by which you curate your product list and whether this entails each product being evaluated by your staff.

Response:

We clarified this disclosure in the Amendment.

11.	Please tell us what consideration you gave to expanding your disclosure here and in your business section to describe with specificity your fee structure for affiliates and non-affiliates.

Response:

We clarified this disclosure in the Amendment.

E-commerce Marketplace, page 5

12.	You state that you currently operate a beta e-commerce marketplace. Please revise to describe with more detail the operational status of your marketplace. Ensure that you include similar disclosures in your business section.

Response:

We clarified the operations and status of the beta e-commerce marketplace throughout the Amendment.

Recent Developments, page 5

13.	You state that in 2015 you issued common stock to Sichenzia Ross Friedman Ference LLP, pursuant to certain conversion agreements for settling outstanding legal fee balances. You also indicate that Sichenzia Ross Friedman Ference will be opining on the validity of the securities being offered in this transaction. Accordingly, please tell us why you believe such interest is not required to be disclosure pursuant to Item 509 of Regulation S-K.

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Response:

We added disclosures to our “Experts” and “Legal Matters” sections of the Amendment.

Summary of the Offering, page 10

14.	Please explain your basis for assuming that the 22,116,684 of shares issuable upon exercise of warrants will be outstanding following this offering.

Response:

Since we continue to believe that this is a resale offering, if the 22,116,684 shares of common stock issuable upon exercise of the selling shareholders’ warrants are to be sold pursuant to the prospectus and the Registration Statement, our issued and outstanding shares will be increased. At this time none of these such warrants have been exercised.

Risk Factors, page 11

15.	Expand your risk factor disclosures to include a separately captioned risk factor discussing your history of net losses, or tell us why you believe that such a risk factor is not required.

Response:

We added a risk factor disclosing and discussing the risks related to our history of net losses.

16.	We note your disclosure on page 61 that as with other currencies, bitcoins can be used to purchase illegal goods or fund illicit activities. We also note your reference on the same page to Silk Road. Tell us whether you considered expanding your disclosure in this section to address risks pertaining to whether your ecommerce site could be utilized to facilitate illegal purchases or transactions. Also disclose in your business section whether you have adopted any policies or controls with respect to the products sold by third-parties on your marketplace.

Response:

We expanded our disclosure in this section to address risks pertaining to the utilization of our e-commerce site to facilitate illegal transactions. We further included a discussion about our controls to protect against such risks.

17.	Please add a separately captioned risk factor disclosing the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. In addition, disclose the minimum additional dollar amount you will require to fund your business activities for the next 12 months.

Response:

We added a risk factor disclosing and discussing our capital resources and the amount of time such resources will sustain operations. Furthermore, we disclosed the dollar amount we anticipated needing to fund our activities for the next 12 months.

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The loss of key personnel, particularly Charles Allen, our Chairman …,” page 11

18.	We note disclosures in Mr. Allen’s professional biography on page 67, indicating that Mr. Allen currently serves as an officer for other entities, such as Allen Consulting, LLC. Please add a risk factor that discusses the possible conflicts of interests involving your CEO and whether you have a policy in place to resolve such conflicts.

Response:

We added a risk factor disclosing and discussing the risks related to any conflicts our CEO has with performance of duties to Allen Consulting, LLC and the Company.

Lack of experience as officers of publicly-traded companies …, page 13

19.	You state that if you are unable to comply with the Sarbanes-Oxley Act’s internal control requirements, you may not be able to obtain the independent auditor certifications that Sarbanes-Oxley Act requires publicly-traded companies to obtain. However, as a smaller reporting company you will not be required to obtain an auditor attestation with respect to management’s conclusion about the effectiveness of internal controls over financial reporting, for so long as you remain a smaller reporting company. Please revise your disclosure accordingly or advise.

Response:

We expanded our disclosure to address our status as a smaller reporting company and the requirement for auditor attestation.

If we fail to establish and maintain an effective system of internal control …, page 13

20.	You state that during your assessment of the effectiveness of internal control over financial reporting as of March 31, 2015, management identified a significant deficiency “related to presence of weakness in our disclosure control and procedure resulting from limited internal audit functions.” Please revise the caption of this risk factor to state clearly that you identified a deficiency in your internal control over financial reporting. In addition, in an appropriate location, include a more detailed discussion of the remedial steps you intend to take to address the weakness and of the material costs, if any.

Response:

We revised the caption of the risk factor and added a discussion of the presence of weakness and remedial steps we intend to take.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

21.	The disclosure in your overview is repetitive of the disclosure in your summary and business sections. Please consider revising your disclosure in this section to address instead how you earn revenues and income and generate cash, to identify the key opportunities, challenges and risks you face as well as to discuss any known material trends and uncertainties and their impact on your business. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.A of Release No. 33-8350.

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Response:

We expanded our disclosure in the overview section to address how we earn revenues or anticipate to earn revenues and to identify opportunities, challenges and risks we face.

22.	We note your disclosure on page 43, where you state that “over time it is anticipated that the rewarded value of adding a block to the Blockchain will decrease, and we expect to charge transaction fees to verify transactions.” Tell us what consideration you gave to discussing in your overview the challenges resulting from this anticipated trend.

Response:

We enhanced the disclosure to discuss these challenges and the alternative source of revenues we anticipate instead.

Results of Operations for the Year Ended December 31, 2014 and for the Period from July 28, 2013 (Inception) Through December 31, 2013, page 41

23.	We note that for the year ended December 31, 2014, the company earned $20,405 in processing fees from e-commerce transactions from your BTCS marketplace website. Please clarify the currency in which these transactions were processed (e.g., U.S. dollar, bitcoin, dogecoin). In addition, considering the company’s refocus from its e-commerce marketplace business to its transaction verification services business, as noted on page F-7, tell us whether you expect to continue to earn revenues from the e-commerce transactions verification services business in the future.

Response:

We enhanced the disclosures in this section to specify the currency in which revenues are generated and the currency in which our revenues are presented in our financial statements.

24.	Please explain further how you generate revenues from your transaction services business. In your response, tell us the number of transactions processed and the average fee per transaction during fiscal 2014 and the interim period to date in fiscal 2015. Also, clarify whether the amounts recorded in revenue during these periods represent fees earned by the company for the successful mining of bitcoin on a customer’s behalf, or whether these amounts represent successful bitcoin mining performed by the company on its own behalf.

Response:

In connection with our response to Comment #21, we’ve enhanced our disclosure to address the requested information and discussions. However, we do not monitor the number of transactions processed nor do we monitor the fees earned per transaction. Instead, as explained in the Amendment, our current source of revenues is the bitcoins that we earn from the processing power of our servers.

Liquidity and Capital Resources, page 42

25.	Please revise to disclose the monthly lease payments due on the 83,000 square foot facility in North Carolina. Also, revise to more fully describe, and quantify, the leasehold improvements and capital expenditures that will be required in order to fully implement your transaction verification service business plan. In addition, disclose the monthly electricity costs that you expect to incur once you are fully operational.

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Response:

We enhanced our disclosure to address the requested information and discussions. However we do not know the monthly eclectic cost once fully operational as it will depend on the amount of electricity used which is a function of products we have not yet purchased. Therefore any discussion would be speculation and is not addressed.

Business, page 45

26.	This section contains lengthy descriptions of the market of bitcoins relative to the portions of your discussion describing your business. Your business discussion should be specifically tailored to your business focus and should describe your industry insofar as it is relevant to an understanding of your business plan. Please revise to refocus the presentation in this section on your current business and opportunity.

Response:

We revised our disclosures to tailor our industry discussion to those industry descriptions connected to and relevant to our business focuses.

27.	You provide information on the growth of the Bitcoin Network’s total hashrate on page 52, and the historical price of bitcoins on page 57. Revise the narrative presentations accompanying the graphs in this section to clarify how the information in the graphs relates to your business opportunity.

Response:

The referenced chart was removed from the Amendment.

Government Oversight, page 61

28.	You provide information on regulatory responses to the emergence of bitcoins, however, much of the information presented is from 2014. To the extent that more recent information is available regarding how the referenced financial regulatory agencies intend to regulate bitcoins and bitcoin-related companies, ensure that you update this section to incorporate this information.

Response:

The referenced information was updated or removed in the Amendment.

Executive Compensation, page 69

29.	Please explain to us how you determined that you had only two named executive officers for fiscal 2014. In this regard, we note that Mr. Sidie is described as your Chief Technology Officer on page 71. Refer to Item 402(m)(2)(ii) of Regulation S-K.

Response:

Compensation disclosures for Mr. Sidie were provided in the executive compensation section of the Amendment.

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Certain Relationships and Related Party Transactions, page 74

30.	Please revise your disclosure in this section to present together all of the information relating to a single transaction rather than presenting the information in chronological order. For instance, It appears that you discuss payments on the January 19, 2015 Handerhan Note in three separate paragraphs. In addition, where a loan has been paid in full, please include language clarifying this.

Response:

We revised the disclosures in order to group together the presentation by transaction, as opposed to chronology.

Related Person Transactions, page 75

31.	Please disclose how you determined the dollar value of the mining hardware Mr. Allen sold to you in exchange for payment. Refer to Item 404(a)(6) of Regulation S-K.

Response:

We enhanced the discussion by including the basis on which our Board of Directors determined the value of the equipment purchased.

Related Person Transactions with Previous Management, page 75

32.	We note that you have not disclosed the financial terms of the transactions with Kamron Inc. and ASB Trading that occurred in 2013. Please revise your disclosure to provide this information. Refer to Instruction 2 to Item 404(d) of Regulation S-K.

Response:

We enhanced our disclosure to include the requested information.

Selling Shareholders, page 77

33.	Footnote 32 states that “[e]ach of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities.” Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G.

Response:

We amended the footnote to remove such disclaimer language.

Recent Sales of Unregistered Securities, page 87

34.	Please revise your disclosure to state the facts relied upon to make the claimed exemption available for each transaction, and disclose the total number of unaccredited investors who participated in each transaction. Refer to Item 701 of Regulation S-K.

Response:

We amended the section to include a reference to the exemption claimed for each transaction.

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Exhibits, page 90

35.	We note that you have incorporated by reference certain promissory notes that have not been executed. For example, exhibit numbers 10.23, 10.45, and 10.49 do not appear to have been executed and are filed as “form of” agreements. Please file executed copies of these agreements with your next amendment. Additionally, to the extent you are relying on Instruction 2 to Item 601 of Regulation S-K in filing “form of” exhibits for these or other documents, ensure that you provide a schedule containing the information required by that instruction.

Response:

We filed the executed instruments as replacement exhibits with the Amendment.

****

The Company hereby acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the Company’s counsel, Harvey Kesner or Jay Yamamoto, at (212) 930-9700. Thank you.

Very truly yours,

/s/ Charles Allen
Charles Allen

Cc:	Harvey Kesner, Esq.
Sichenzia Ross Friedman Ference LLP

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